Value Line Funds

7 Times Square, 21st Floor

New York, New York 10036-6524

November 20, 2017

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Valerie Lithotomos

Re:	Value Line Mid Cap Focused Fund, Inc. (2-10827; 811-02265);

Value Line Larger Companies Focused Fund, Inc. (2-31640; 811-01807);

Value Line Income and Growth Fund, Inc. (2-11153; 811-02277);

Value Line Premier Growth Fund, Inc. (2-12663; 811-02278);

Value Line Asset Allocation Fund, Inc. (33-62240; 811-07702); and

Value Line Small Cap Opportunities Fund, Inc. (33-56028; 811-07388)

(each, a “Fund” and, collectively, the “Funds”)

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally to Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP on November 8, 2017, relating to the post-effective amendment to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of each of the above named Funds which was filed with the Commission on October 10, 2017 (the “Registration Statement”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

For the staff’s convenience, its comments are restated below, followed by the response of the applicable Fund(s). All page numbers refer to the multi-fund combined prospectuses and SAIs pursuant to which each Fund is offered, as filed in its Registration Statement on October 10, 2017.

Comment 1.

Please explain why the unbundling of each Fund’s management fee from amounts payable for administrative services is appropriate, and supplementally confirm that the unbundling does not affect the Fund’s total annual operating expenses or otherwise negatively affect its shareholders in any way.

November 20, 2017

Ms. Valerie Lithotomos

Response 1.

Confirmed. The unbundling of each Fund’s management fee is intended to increase transparency of fees to shareholders and will not affect the Fund’s total annual operating expenses or otherwise negatively affect its shareholders.

Comment 2.

Please supplementally confirm that the Examples provided on pages 3, 9, 16, and 22 of the combined prospectus of Value Line Mid Cap Focused Fund, Inc., Value Line Income and Growth Fund, Inc., Value Line Larger Companies Focused Fund, Inc., and Value Line Premier Growth Fund, Inc., as well as the Examples provided on pages 2 and 10 of the combined prospectus of Value Line Asset Allocation Fund, Inc. and Value Line Small Cap Opportunities Fund, Inc., reflect the applicable expense reimbursement and fee waiver arrangement only for the period(s) during which it is expected to continue for each Fund.

Response 2.

Confirmed. The Example provided on the applicable page for each Fund reflects the assumption that its fee waiver and expense reimbursement is in place for one year only, notwithstanding that the arrangement contractually extends for a longer period (through June 30, 2019).

Comment 3.

Please supplementally confirm whether some or all of the Funds are subject to recoupment of reimbursed expenses and/or waived fees under their applicable fee waiver and expense reimbursement arrangement.

Response 3.

All of the Funds are subject to recoupment of reimbursed expenses and/or waived fees, as described in the footnote to each Fund’s Annual Fund Operating Expenses table in its prospectus.

Comment 4.

Please supplementally confirm whether, in the event redemption proceeds are paid in-kind, shareholders will receive pro rata slices of a Fund’s portfolio holdings.

November 20, 2017

Ms. Valerie Lithotomos

Response 4.

None of the Funds anticipate that shareholders would receive pro rata slices of a Fund’s portfolio holdings in the event redemption proceeds are to be paid in-kind.

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We trust that these responses adequately address your comments and that no changes are required in a Fund’s Registration Statement in response to such comments. Should you have any further questions or comments on the Registration Statements filed October 10, 2017, please do not hesitate to contact Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6787 or myself at (212) 907-1850.

Very truly yours,

By: /s/ Peter D. Lowenstein

Peter D. Lowenstein

Legal Counsel to the Funds

cc:	Leonard A. Pierce, Esq.

Gretchen Passe Roin, Esq.